Exhibit 99.1

Enzymotec Ltd. Reports Third Quarter 2014 Unaudited Financial Results

MIGDAL HA'EMEQ, Israel, November 13, 2014 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported its financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights:

•	Third quarter net revenues (equity method) decreased 46.4% to $9.5 million, compared to the third quarter of 2013, but increased 6.2 % compared to the second quarter of 2014.

•	Third quarter net revenues (proportionate consolidation method) decreased 46.4% to $12.0 million, compared to the third quarter of 2013, but increased 4.7% compared to the second quarter of 2014.

•	Third quarter gross margin (equity method) increased 1,410 basis points to 62.4% from 48.4% in the third quarter of 2013 and was flat, compared to the second quarter of 2014.

•	Third quarter adjusted EBITDA decreased 55.3% to $1.8 million, compared to the third quarter of 2013, but increased 50.7%, compared to the second quarter of 2014*.

•	Third quarter net income decreased 62.7% to $1.2 million, compared to the third quarter of 2013, but increased 219.4% compared to the second quarter of 2014.

•	Third quarter non-GAAP net income decreased 55.8% to $1.5 million, compared to the third quarter of 2013, but increased 185.9%, compared to the second quarter of 2014*.

*	A reconciliation of Non-GAAP financial measures to GAAP Financial measures is set forth below.

Recent Business Highlights:

•	Sixteen new branded infant formula products containing the innovative ingredient InFat®, which is marketed by Advanced Lipids, our joint venture with AAK, were launched during 2014.

•	Expanded and upgraded management and worldwide sales team, including five key organizational hires of senior level managers.

•	Initiated clinical study on Autism Spectrum Disorder.

•	Initiated clinical study with Vayarin® in adults with ADHD.

•	Recently granted patents related to InFat® in New Zealand, Korea, Australia, Israel and Hong Kong, a patent related to Vayarol® in the US, and a patent related to Vayarin® and Vayacog® in Israel.

“I am pleased to report that at the end of the third quarter we started to experience signs of recovery that we expect to continue and be more pronounced in the fourth quarter,” stated Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.  “We are working diligently to address current market dynamics in the Chinese infant formula market and continue to view China as a significant growth opportunity for Enzymotec over the long term.   We are committed to leveraging our existing product portfolio and market presence, for example, through our recently established Australian subsidiary, as well as by introducing new and innovative products and extending our global reach with both current and new products.”

Dr. Katz continued, “In spite of challenging market dynamics for Omega-3 in the United States and Australia, we believe that Enzymotec’s conservative cost structure, together with our high quality Krill oil and additional Omega-3 products, has positioned us to weather the current challenges and return to profitable growth.  Furthermore, I believe that significant opportunities exist to expand our innovative product portfolio into the nutrition market and continue building the Vaya Pharma business.  Overall, I am confident that Enzyomtec’s proprietary lipid-based technology focused on consumer’s needs, coupled with our strong reputation in the marketplace, lays a strong foundation for long term success.”

Third Quarter 2014 Results

For the third quarter of 2014, based on the proportionate consolidation method, net revenues decreased 46.4% to $12.0 million from $22.5 million for the third quarter of 2013. For the third quarter of 2014, based on the equity method of accounting, net revenues decreased 46.4% to $9.5 million from $17.8 million for the third quarter of 2013. The decrease was mainly due to a decrease of $6.7 million in krill sales volume (driven primarily by decreased sales volume in the United States and in Australia, specifically as a result of a decrease in sales of premium omega-3 products in those markets) and due to a decrease of $4.2 million in InFat sales (proportionate consolidation method), partially offset by increased sales of VAYA Pharma products and PS products.

Gross margin (equity method) for the third quarter of 2014 increased 1,410 basis points to 62.4% from 48.4% for the third quarter of 2013. Approximately 930 basis points of the increase in gross profit margin was due to the operation of the new extraction facility and other improvements in production efficiency.  Approximately 480 basis points of the increase in gross profit margin resulted from changes in the mix of products sold, as net revenues in the three months ended September 30, 2014 reflected an increase in the volume of sales of InFat which, when accounted for by the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of the Company’s other products.

Selling and marketing expenses increased to $2.1 million from $1.7 million in the third quarter of 2013, primarily as a result of building the sales infrastructure of VAYA Pharma in the United States in order to expand sales to additional states and an increase in other marketing activities.

General and administrative expenses decreased to $1.5 million from $2.2 million in the third quarter of 2013, primarily due to a decrease in patent-related legal expenses.

Financial income increased to $0.5 million from financial expenses of $0.1 million in the third quarter of 2013, primarily due to foreign currency exchange differences, changes in the fair value of currency forward transactions which were not qualified as hedge transactions and interest accrued on the Company's bank deposits and marketable securities.

Net income for the third quarter of 2014 decreased to $1.2 million (or $0.05 per diluted share, based on a weighted average of 23.1 million shares) from $3.3 million (or $0.13 per diluted share, based on a weighted average of 4.9 million shares) for the third quarter last year.

Adjusted EBITDA for the third quarter of 2014 decreased to $1.8 million from $3.9 million for the third quarter of 2013. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$10,519	$1,519	$12,038	$(2,526)	$9,512
Cost of revenues(2)	5,633	347	5,980	(2,426)	3,554
Gross profit(2)	4,886	1,172	6,058	(100)	5,958
Operating expenses(2)	3,267	1,560	4,827	—	4,827
Depreciation and amortization	486	39	525
Adjusted EBITDA(3)	$2,105	$(349)	$1,756

	Three Months Ended September 30, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)

Net revenues	$21,274	$1,197	$22,471	$(4,717)	$17,754
Cost of revenues(2)	13,310	344	13,654	(4,493)	9,161
Gross profit(2)	7,964	853	8,817	(224)	8,593
Operating expenses(2)	3,759	1,517	5,276	—	5,276
Depreciation and amortization	353	32	385
Adjusted EBITDA(3)	$4,558	$(632)	$3,926
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Nine Month Results

For the nine months ended September 30, 2014, based on the proportionate consolidation method, net revenues decreased 16.4% to $47.3 million from $56.5 million for the same period a year ago. For the nine months ended September 30, 2014, based on the equity method of accounting, net revenues decreased 21.8% to $36.3 million from $46.5 million for the same period a year ago. The decrease was mainly due to a decrease of $10.5 million in krill sales volume (driven primarily by decreased sales volume in the United States and in Australia, particularly as a result of a decrease in sales of premium omega-3 products in those markets) partially offset by an increase in sales of VAYA Pharma products.

For the nine months ended September 30, 2014, gross margin (equity method) increased to 61.9% from 47.5% for the same period a year ago. Approximately 910 basis points of the increase in gross profit margin were due to the operation of the new extraction facility and other improvements in production efficiency.  Approximately 530 basis points of the increase in gross profit margin resulted from changes in the mix of products sold, as net revenues in the nine months ended September 30, 2014 reflected an increase in the volume of sales of InFat which when accounted for by the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of the Company’s other products.

For the nine months ended September 30, 2014, selling and marketing expenses increased 1,440 basis points to $6.3 million from $5.0 million for the same period a year ago, primarily as a result of building the sales infrastructure of VAYA Pharma in the United states in order to expand sales to additional states and also due to an increase in other marketing activities and license amortization expenses related to the settlement and license agreement signed with Neptune Technologies & Bioresources Inc. and Acasti Pharma Inc.

For the nine months ended September 30, 2014, general and administrative expenses increased to $5.5 million from $4.6 million for the same period a year ago, due to expenses related to the secondary offering in February 2014 and other public company expenses partially offset by a decrease in patent-related legal expenses.

For the nine months ended September 30, 2014, financial income increased to $0.4 million from financial expenses of $0.2 million in the same period a year ago, primarily due to foreign currency exchange differences, changes in the fair value of currency forward transactions which were not qualified as hedge transactions and interest accrued on the Company's bank deposits and marketable securities.

For the nine months ended September 30, 2014, net income decreased 15.6% to $6.7 million (or $0.29 per diluted share, based on a weighted average of 23.4 million shares) compared to $8.0 million (or $0.34 per diluted share, based on a weighted average of 4.4 million shares) for the same period a year ago.

For the nine months ended September 30, 2014, adjusted EBITDA decreased 4.1% to $9.4 million, compared to $9.8 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$42,982	$4,281	$47,263	$(10,943)	$36,320
Cost of revenues(2)	23,216	1,084	24,300	(10,489)	13,811
Gross profit(2)	19,766	3,197	22,963	(454)	22,509
Operating expenses(3)	10,138	5,212	15,350	—	15,350
Depreciation and amortization	1,629	152	1,781
Adjusted EBITDA(4)	$11,257	$(1,863)	$9,394

	Nine Months Ended September 30, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$53,447	$3,093	$56,540	$(10,077)	$46,463
Cost of revenues(2)	33,208	899	34,107	(9,716)	24,391
Gross profit(2)	20,239	2,194	22,433	(361)	22,072
Operating expenses(2)	9,337	4,451	13,788	—	13,788
Depreciation and amortization	1,049	104	1,153
Adjusted EBITDA(4)	$11,951	$(2,153)	$9,798
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (AL), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended September 30, 2014 and 2013, sales of the Company through this joint collaboration amounted to $2.6 million and $4.6 million, respectively. For the nine-month periods ended September 30, 2014 and 2013, sales of the Company through this joint collaboration amounted to $10.6 million and $11.1 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment's results of operations, the Company accounts for the results of operations of AL using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of AL, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of AL and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of September 30, 2014, Enzymotec had $66.5 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $28.4 million in other working capital items and no debt. On January 31, 2014, the Company repaid its long-term loan in full and, as a result, is no longer subject to any financial or other covenants. The lending bank has therefore removed all pledges over the Company's assets.

Other Information

On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's ordinary shares in its initial public offering or between September 27, 2013 and August 4, 2014.  The lawsuits name as defendants the Company, its directors, certain of its officers and the underwriters of its initial public offering and assert claims under the United States federal securities laws.  The Company believes that the lawsuits are without merit and intends to defend itself vigorously.

Outlook for 2014

Based on year-to-date 2014 financial performance, the Company is updating its full fiscal year 2014 guidance as follows:

•	Net revenues, based on the equity method of accounting, of $47 million to $50 million
•	Net revenues, based on the proportionate consolidation method, of $62 million to $66 million
•	Non-GAAP net income of $8.5 million to $10.5 million
•	Non-GAAP diluted EPS of $0.36 to $0.45

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. ET to discuss its third quarter of 2014 financial results. Listeners in North America may dial 877-359-9508 and international listeners may dial +1-224-357-2393 with confirmation code 28675441 to access the live call. A telephonic playback will be available after the call through November 20, 2014. Participants in North America may dial 855-859-2056 and international participants may dial +1-404-537-3406 along with the confirmation code 28675441 to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through November 20, 2014.

Forward Looking Statements
This release contains forward-looking statements, including regarding our future results of operations, which reflect the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; a high proportion of the sales of our InFat product is sold to end users by a single company in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we may be required to pay royalties on sales of our krill products in North America and Australia; we have in the past, and may in the future, become subject to litigation regarding intellectual property rights or other matters; unexpected litigation results or expense (including in connection with the securities class action pending against us in the United States District Court for the District of New Jersey); our offering of products as ‘‘medical foods’’ in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat, and have recently entered into an arbitration proceeding with our partner with respect to certain matters related to the joint venture agreement; we are dependent on a single facility that houses the majority of our operations; we may be impacted by delays in manufacturing as we expand our capacity; we may not be able to expand our production or processing capabilities or satisfy growing demand; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we and our customers are subject to significant and increasing government regulations regarding the sale and marketing of our products and our customers’ products incorporating our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on February 13, 2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (iii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$1,756	$3,926	$9,394	$9,798
Accounting for joint venture	(100)	(224)	(454)	(361)
Depreciation and amortization	(525)	(385)	(1,781)	(1,153)
Secondary offering related expenses	-	-	(393)	-
Share-based compensation expenses	(261)	(84)	(534)	(222)
Operating income	870	3,233	6,232	8,062
Financial income (expenses) - net	458	(65)	448	(169)
Income before taxes on income	1,328	3,168	6,680	7,893
Taxes on income	(189)	(82)	(332)	(224)
Share in profits of equity investee	78	174	360	281
Net income	$1,217	$3,260	$6,708	$7,950

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$1,478	$3,344	$7,635	$8,172
Secondary offering related expenses	-	-	(393)	-
Share-based compensation expenses	(261)	(84)	(534)	(222)
Net income	$1,217	$3,260	$6,708	$7,950

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	U.S. dollars in thousands(except per share data)
NET REVENUES	$9,512	$17,754	$36,320	$46,436
COST OF REVENUES *	3,573	9,166	13,836	24,404
GROSS PROFIT	5,939	8,588	22,484	22,059
OPERATING EXPENSES:
Research and development – net *	1,451	1,445	4,504	4,382
Selling and marketing *	2,078	1,711	6,260	4,972
General and administrative *	1,540	2,199	5,488	4,643
Total operating expenses	5,069	5,355	16,252	13,997
OPERATING INCOME	870	3,233	6,232	8,062
FINANCIAL INCOME (EXPENSES) – net	458	(65)	448	(169)
INCOME BEFORE TAXES ON INCOME	1,328	3,168	6,680	7,893
TAXES ON INCOME	(189)	(82)	(332)	(224)
SHARE IN PROFITS OF EQUITY INVESTEE	78	174	360	281
NET INCOME	$1,217	$3,260	$6,708	$7,950
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on marketable securities	$(158)	$-	$(158)	$-
Currency translation adjustments	(89)	21	(133)	9
Cash flow hedge	238	27	337	99
Total comprehensive income	$1,208	$3,308	$6,754	$8,058
EARNINGS PER SHARE:
Basic	$0.06	$0.20	$0.31	$0.50
Diluted	$0.05	$0.13	$0.29	$0.34
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
Basic	21,997,064	3,011,244	21,956,427	3,010,703
Diluted	23,132,357	4,935,095	23,419,346	4,434,921

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$19	$5	$25	$13
Research and development - net	38	11	46	30
Selling and marketing	55	13	67	36
General and administrative	149	55	396	143
	$261	$84	$534	$222

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30,	December 31,
	2014	2013
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$9,330	$74,430
Short-term bank deposits and marketable securities	20,524	—
Accounts receivable:
Trade	12,912	18,788
Other	3,281	2,738
Inventories	21,882	11,943
Total current assets	67,929	107,899
NON-CURRENT ASSETS:
Investment in equity investee	1,128	809
Marketable securities	36,688	—
Intangibles, long-term deposits and other	1,224	111
Funds in respect of retirement benefits obligation	1,010	1,190
Total non-current assets	40,050	2,110
PROPERTY, PLANT AND EQUIPMENT:
Cost	37,563	33,385
Less - accumulated depreciation and amortization	8,464	7,021
	29,099	26,364
Total assets	$137,078	$136,373

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term bank loan	$—	$4,200
Accounts payable and accruals:
Trade	5,657	6,418
Other	4,025	6,378
Total current liabilities	9,682	16,996
LONG-TERM LIABILITY -
Retirement benefits obligation	1,207	1,474
Total liabilities	10,889	18,470
SHAREHOLDERS' EQUITY:
Ordinary shares	57	55
Additional paid-in capital	121,077	119,547
Accumulated other comprehensive income (loss)	(19)	(65)
Retained earnings (accumulated deficit)	5,074	(1,634)
Total shareholders' equity	126,189	117,903
Total liabilities and shareholders' equity	$137,078	$136,373

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,708	$7,950
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,781	1,153
Change in inventories	(9,939)	(3,363)
Change in accounts receivable	5,663	(3,988)
Change in accounts payable and accruals	(3,351)	3,975
Share in profits of equity investee	(360)	(281)
Share-based compensation expense	534	222
Profit from sale of property, plant and equipment	—	(3)
Change in other non-current assets	(75)	7
Change in retirement benefits obligation	(210)	298
Net cash provided by operating activities	751	5,970
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(5,352)	(3,448)
Investment in bank deposits and marketable securities	(57,294)	—
Long-term deposits	(34)	—
Investment in equity investee	(92)	—
Proceeds from sale of property, plant and equipment	—	6
Change in funds in respect of retirement benefits obligation	123	(115)
Net cash used in investing activities	(62,649)	(3,557)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	—	(1,000)
Repayment of long-term bank loan	(4,200)	(525)
Exercise of options by employees	1,076	8
Issuance costs	(78)	—
Receipt on accounts of exercise of warrants	—	1,340
Public offering expenses	—	(672)
Proceeds from issuance of equity and warrants	—	6,850
Net cash provided by (used in) financing activities	(3,202)	6,001
NET CHANGE IN CASH AND CASH EQUIVALENTS	(65,100)	8,414
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	74,430	2,729
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$9,330	$11,143

Company Contact:
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (US)
KCSA Strategic Communications
Jeffrey Goldberger
212.896.1249
ENZY@kcsa.com